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                             September 12, 2023

       Deepika Vuppalanchi
       Chief Executive Officer
       Syra Health Corp
       1119 Keystone Way N. #201
       Carmel, IN 46032

                                                        Re: Syra Health Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 5,
2023
                                                            File No. 333-271622

       Dear Deepika Vuppalanchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed September 5, 2023

       Capitalization, page 31

   1. Please explain your calculation of pro forma as adjusted cash of $6,376,959 or revise as necessary.
 Deepika Vuppalanchi
FirstName
Syra HealthLastNameDeepika Vuppalanchi
            Corp
Comapany 12,
September  NameSyra
               2023 Health Corp
September
Page 2     12, 2023 Page 2
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jeffrey Fessler